ICI MUTUAL INSURANCE COMPANY,
 		  a Risk Retention Group

	       INVESTMENT COMPANY BLANKET BOND

		      RIDER NO. 5



INSURED
JPMorgan Value Opportunities Fund, Inc.

Bond NUMBER
87165112B

EFFECTIVE DATE
OCTOBER 19, 2013

BOND PERIOD
December 31, 2012 to December 31, 2013

AUTHORIZED REPRESENTATIVE
/S/ Catherine Dalton


In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective October 19, 2013, to be:

					Limit of
					Liability


Insuring Agreement A - FIDELITY
$50,000
Insuring Agreement B - AUDIT EXPENSE	$50,000
Insuring Agreement C - ON PREMISES
$50,000

Insuring Agreement D - IN TRANSIT

$50,000
Insuring Agreement E - FORGERY OR
		       ALTERATION

$50,000

Insuring Agreement F - SECURITIES
$50,000

Insuring Agreement G - COUNTERFEIT
		       CURRENCY
$50,000

Insuring Agreement H - UNCOLLECTIBLE
		       ITEMS OF DEPOSIT	$25,000

INSURING AGREEMENT J - COMPUTER SECURITY

$50,000



Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.


RN4.0-02 (10/08)